November 5, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Geoffrey Kruczek
for Amanda Ravitz Assistant Director

Re:	CEVA, Inc. Form 10-K for the year ended December 31, 2011 Filed March 15, 2012 File No. 0-49842

Dear Mr. Kruczek:

We are responding to your letter dated September 28, 2012 regarding comments by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2011. This letter repeats the comment in the Staff’s letter in bolded typeface, followed by our response. Unless the context otherwise requires, references to “CEVA,” “the Company,” “our,” “us,” or “we” mean CEVA, Inc. on a consolidated basis with its wholly owned subsidiaries.

1.	Please provide an analysis as to whether the Company meets the definition of ‘investment company’ under Section 3(a) of the U.S. Investment Company Act of 1940 and, if so, whether the Company comes within any exception to such definition or is otherwise exempt from registration with the SEC as an investment company. In your response, please provide specific facts that will enable the staff to make a determination as to the investment company status of the Company. Please note that the ‘objective test’ of Section 3(a)(1)(C) requires analysis of the Company’s assets on an unconsolidated basis.

Response:

The Company believes that it is not an investment company under any of Section 3(a)(1)(A), (B) or (C) of the U.S. Investment Company Act of 1940 (the “Act”) and therefore is not subject to the Act. As discussed below, the Company is not an “investment company” under Section 3(a)(1) of the Act because (1) it is not and does not intend to hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, (2) it does not and does not intend to engage in the business of issuing face-amount certificates of the installment type, and (3) it does not own or propose to acquire investment securities having a value exceeding 40% of the value of its assets (exclusive of government securities and cash items) on an unconsolidated basis. In addition, even if the Company were to be categorized as an investment company under Section 3(a)(1)(A) or (C), the Company is a research and development company that satisfies the conditions of Rule 3a-8 under the Act and therefore is not subject to the Act.

The Company is not an Investment Company under Section 3(a)(1)(A)

The Company is not an investment company under Section 3(a)(1)(A) of the Act because it is not primarily engaged in the business of investing, reinvesting or trading in securities. In determining whether or not an issuer is an investment company for purposes of Section 3(a)(1)(A), the courts, Commission and Staff have considered the five factors developed by the Commission in In the Matter of Tonopah Mining Co. of Nevada (Investment Company Act Release No. 1084, 26 SEC 426 at 427, July 22, 1947) (“Tonopah”). Under Tonopah, the five factors used to determine the business in which an issuer is primarily engaged are: (1) the issuer’s historic development; (2) the issuer’s public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s present income; and (5) the nature of the issuer’s present assets. As highlighted by case law, no one factor is dispositive in an analysis of an issuer’s primary business engagement and courts look to each individual factor in determining whether a company is an investment company that is primarily engaged in the business of investing, reinvesting or trading in securities. The Company does not believe it is primarily engaged in the business of investing, reinvesting or trading in securities based upon the following analysis:

(a) Historical Development. The Company was formed through the combination of Parthus Technologies plc and the digital signal processor (DSP) cores licensing business and operations of DSP Group, Inc. in November 2002. The Company is the world’s leading licensor of silicon intellectual property, primarily for the handsets, mobile broadband, portable and consumer electronics markets. Through its predecessor companies, the Company has been developing and licensing a portfolio of Digital Signal Processor (DSP) cores, subsystems and platforms to leading semiconductor and original equipment manufacturer companies worldwide for more than 15 years. The Company licenses a family of programmable DSP cores and application-specific platforms, including wireless baseband (both terminal and infrastructure), vision and imaging, audio, Voice over IP, Bluetooth, Serial ATA and Serial Attached SCSI. As of December 31, 2011, the Company held 43 patents in the United States and 11 patents in the EME (Europe and Middle East) region and three patents in Asia Pacific (APAC) region. CEVA, Inc. is the parent entity and all of its subsidiaries are wholly owned and none of the subsidiaries is primarily engaged in the business of investing, reinvesting or trading in securities and nor does any of them hold itself out as being engaged primarily in such business.

(b) Public Representations of Policy. The Company has never represented that it is involved in any business other than the development and licensing of its intellectual property. The Company has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of developing and licensing its intellectual property as described above. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions. Instead, research reports and analysis of the Company focus on its financial results from its ongoing operations and the success of its licensing and research and development activities.

(c) Activities of Officers and Directors. The Company’s officers and directors spend substantially all of their time managing the Company’s business of developing and licensing its intellectual property. The Company has over 190 employees worldwide, with research and development facilities in Israel, Ireland and the United Kingdom, and sales and support offices throughout the APAC region, Japan, Sweden, Israel and the United States. Only the Chief Financial Officer and Controller of the Company spend any time on matters relating to the management of the Company’s investment securities. The Company has established an Investment Committee of the Board of Directors, which is currently comprised of two directors. The Investment Committee met one time during the fiscal year ended December 31, 2011, whereas the Board of Directors of the Company met 5 times during fiscal year 2011. When the Investment Committee meets, they are focused primarily on strategic transactions, the preservation of capital and monitoring compliance with the Company’s Corporate Investment Policy, and not on generating income through investment activity. The Company’s remaining six directors spend only a nominal amount of time managing the Company’s investments.

(d) Nature of Assets. As of December 31, 2011, the Company held approximately $69.03 million in investment securities (as defined in Section 3(a)(2) of the Act) on a consolidated basis, representing approximately 55.82% of the Company’s total assets of $123.65 million (excluding cash items, which cash items include bank deposits held solely to meet non-investment, operational obligations of the Company), on a consolidated basis. Although the percentage of investment securities held by the Company on a consolidated basis exceeds the Commission’s general guideline of 45%, the Company respectfully submits that all but approximately $900,000 of its investment securities are held in investment grade capital preservation investments, primarily investment grade corporate bonds and government agency securities. In addition, the Company sold over $17.0 million in investment securities during the first three quarters of 2012. Although the Company has not yet filed its financial statements for the fiscal quarter ended September 30, 2012 in its periodic report on Form 10-Q with the Commission, the Company estimates that as of September 30, 2012, approximately 47.52% of its total assets (excluding cash items) were in investment securities, as it held approximately $51.97 million in investment securities and had total assets of $109.27 million (excluding cash items).

It should be noted that other than the Company’s $900,000 strategic investment in a privately held research and development company, none of its investment securities are equity securities. In fact, under the Company’s Corporate Investment Policy, substantially all of the Company’s cash and investments must be held in cash or cash equivalents, bank deposits, U.S. government and government agency securities or other investments designed to conserve the Company’s capital and liquidity until the funds are used in and for its primary business of developing and licensing its intellectual property, seasonal and other business liquidity requirements, as well as other non-investment obligations. As a result, the Company believes that the nature of its assets support its position that it is not an investment company.

(e) Sources of Income. Substantially all of the Company’s net income after taxes is produced from its operating activities. For the fiscal year ended December 31, 2011, the Company’s operating activities produced $60.24 million in revenue, or 92% of its net income after taxes, while its investment securities provided only $1.68 million, or 8% of its net income on a tax-equivalent basis.

As described in the above analysis, the Company is primarily engaged in the non-investment company business of developing and licensing silicon intellectual property. As a result, the Company is not an investment company under Section 3(a)(1)(A) of the Act.

The Company is not an Investment Company under Section 3(a)(1)(B)

The Company is not engaging, and has not engaged in, the business of issuing face-amount certificates of the installment type, and does not propose to engage in such business, and does not have any such certificates outstanding. As a result, the Company is not an investment company under Section 3(a)(1)(B) of the Act.

The Company is not an Investment Company under Section 3(a)(1)(C)

Under Section 3(a)(1)(C) of the Act, an issuer is an investment company if it is both (1) engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and (2) owns or proposes to acquire investment securities having a value exceeding 40% of the issuer’s total assets (exclusive of cash items) on an unconsolidated basis. The Company satisfies the “objective test” of Section 3(a)(1)(C), as the Company does not own or propose to acquire investment securities having a value exceeding 40% of the Company’s total assets (exclusive of cash items) on an unconsolidated basis. As of December 31, 2011, the Company held $38.63 million in investment securities, representing approximately 20.9% of its total assets (excluding cash items), on an unconsolidated basis.

Below is a schedule detailing the Company’s assets on an unconsolidated basis as of December 31, 2011 (numbers in thousands).

	Total Assets	Investment Company Test Total Assets
Cash items {a}	$15,066	$0
Investment Securities	$38,683	$38,683
Deferred tax assets	$208	$208
Investment in wholly owned subsidiaries	$145,582	$145,582
Prepaid expenses and other accounts receivable	$731	$731

Total assets	$200,270	$185,204

{a}	Cash items consist of:

Cash	$6,847
Bank deposits	$8,219
Total	$15,066

As a result, the Company is not an investment company under Section 3(a)(1)(C) of the Act.

The Company is not an Investment Company under Rule 3a-8

Even if the Commission were to disagree with the Company’s analysis and conclusions presented above, the Company is a research and development company that satisfies the conditions of Rule 3a-8 under the Act and therefore is not subject to the Act.

Rule 3a-8 provides that an issuer will not be deemed to be an investment company, as defined in Sections 3(a)(1)(A) and 3(a)(1)(C) of the Act if: (i) its research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expenses for the same period; (ii) its net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period; (iii) its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period; (iv) its investments in securities are capital preservation investments (except as otherwise provided by the rule); (v) it does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company; (vi) it is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by the activities of its officers, directors and employees, its public representations of policies and its historical development; and (vii) its board of directors has adopted a written investment policy with respect to the issuer’s capital preservation investments.

As set forth in the following analysis, the Company believes that it complies with all of the requirements of Rule 3a-8.

(1) Research and Development Expenses. For the Company’s four fiscal quarters ending on December 31, 2011, the Company’s research and development expenses represented approximately 51.7% of total expenses, including total cost of revenues. This ratio is calculated based on total research and development expenses of approximately $21.54 million and total expenses, including total cost of revenues, of approximately $41.68 million. In footnote 19 to the “Final Rule: Certain Research and Development Companies” (Release No. IC-26077), the Commission states that “research and development expenses that constitute a majority of a company’s total expenses certainly would be considered substantial.” In addition, in the Cooley Godward Kronish LLP No-Action Letter (available July 12, 2007), the staff of the Division of Investment Management confirmed that a ratio of research and development expenses of at least 20% during the applicable period constitutes a “substantial percentage” for purposes of Rule 3a-8. The Company’s ratio of research and development expenses to total expenses is approximately 51.7%, significantly higher than this guidance. Accordingly, the Company’s research and development expenses for the fiscal year ended December 31, 2011 are a substantial percentage of its total expenses for the same period.

(2) Net Income Derived from Investments in Securities. During the fiscal year ended December 31, 2011, the Company’s net income derived solely from investments in securities was approximately $1.68 million, constituting approximately 7.8% of its research and development expenses of approximately

$21.54 million for the same period. Accordingly, the Company’s net income derived from investments in securities for such period does not exceed twice the amount of its research and development expenses for the same period, and in fact is a fraction of such research and development expenses.

(3) Investment Advisory Expenses. During the fiscal year ended December 31, 2011, the Company’s expenses for investment advisory and management activities, investment research and custody were approximately $20,000, or less than 1% of total expenses. Accordingly, the Company’s expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed 5% of its total expenses for the same period.

(4) Capital Preservation Investments. Consistent with the Company’s Corporate Investment Policy, the Company’s investments are highly liquid and consist of securities that preserve capital and present limited credit risk. For purposes of its financial statements, the Company categorizes its investments as (i) cash and cash equivalents, (ii) bank deposits and (iii) marketable securities. The Company holds no speculative bonds or equity securities other than (a) its equity interests in its wholly-owned subsidiaries and (b) its minority interest in a privately held company in which it invested for strategic, operational purposes. The Company valued its minority interest in this entity at approximately $900,000 as of December 31, 2011. As of December 31, 2011, the Company had total assets of approximately $219.14 million on a consolidated basis. Accordingly, this equity investment represents less than 1% of the Company’s total assets, well under the requirement under Rule 3a-8 that no more than 10% of the Company’s total assets may consist of “other investments.” In addition, it should be noted that under the Company’s Corporate Investment Policy, all investment securities held by the Company must be investment grade securities. Importantly, the Company does not invest in equity securities or trade in equity or debt securities for short-term speculative purposes, or otherwise hold investments in speculative debt or equity (other than with respect to a limited number of strategic investments as described above). The Company’s financial investments are made to conserve capital and liquidity until the funds are needed for the Company’s operations.

(5) Not Holding Itself Out as Engaged in the Business of an Investment Company. As described in more detail above in subsection (b) under the heading “The Company is not an Investment Company under Section 3(a)(1)(A),” the Company is the world’s leading licensor of silicon intellectual property, primarily for the handsets, mobile broadband, portable and consumer electronics markets, and has never represented that it is involved in any business other than the development and licensing of its intellectual property. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth.

A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. See 1940 Act Release No. 10937 (November 13, 1979). The Company is not engaged, and does not propose to engage, in these activities.

Based on these facts, it is clear that the Company (a) does not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities, and (b) is not a special situation investment company.

(6) Primarily Engaged in a Business other than that of an Investment Company. The activities of the Company’s officers, directors and employees, the Company’s public representations of policies and the historical development of the Company all demonstrate that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

(a) Historical Development. See subsection (a) under the heading “The Company is not an Investment Company under Section 3(a)(1)(A)” for a summary of the Company’s historical development.

(b) Public Representations of Policy. See (5) above and subsection (b) under the heading “The Company is not an Investment Company under Section 3(a)(1)(A).”

(c) Activities of Officers and Directors. See subsection (c) under the heading “The Company is not an Investment Company under Section 3(a)(1)(A).”

(d) Resolution of Board of Directors. The Company’s Board of Directors has adopted a resolution to the effect that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

Based on the above, it is clear that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

(7) Board Policy. By resolution adopted in July 2004, the Company’s Board of Directors adopted a written Corporate Investment Policy with respect to the investment and management of cash balances of the Company in excess of short-term operational needs. This policy mandates that the Company’s investments focus on preservation of capital and maintaining liquidity. As described above, the policy prohibits the Company from investing in non-investment grade securities.

Based on the foregoing analysis, the Company believes that it satisfies all of the requirements of Rule 3a-8, and therefore is not subject to the Act.

Although the entirety of the above analysis has been completed as of December 31, 2011, the Company does not believe that any events have occurred during the first three quarters of 2012 that would result in substantial changes to any of the above analysis, other than the sale of approximately $17.0 million in investment securities described above in subsection (d) under the heading “The Company is not an Investment Company under Section 3(a)(1)(A).” The Company will continue to monitor its cash items and investment securities to ensure that it does not become subject to the Act.

* * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at 011-972-9-961-3770 (telephone) or yaniv.arieli@ceva-dsp.com (e-mail), or Jaclyn Liu, our outside counsel at Morrison & Foerster LLP, at 415-268-6722 (telephone) or jliu@mofo.com (e-mail).

Very truly yours,

/s/ Yaniv Arieli
Yaniv Arieli
Chief Financial Officer

cc:	Jaclyn Liu, Morrison & Foerster LLP